Exhibit 99.1

TRILLION ENERGY ANNOUNCES INCREASE OF NON-BROKERED PRIVATE PLACEMENT AND FIRST AND SECOND TRANCHE CLOSINGS

June 6, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) wishes to provide an update to its previously announced non- brokered private placement. Further to the Company’s news release dated May 27, 2024 and due to high investor interest, the Company is upsizing the private placement from 20,000,000 units to 30,000,000 units (the “Units”) at a price of $0.09 per Unit, for aggregate gross proceeds of up to a maximum of $2,700,000 (the “Offering”). Each Unit is comprised of one common share of the Company (“Common Share”) and one share purchase warrant (“Warrant”), with each Warrant exercisable at a price of $0.18 per share for a period of two years from issuance (please see the Company’s news releases dated May 23, 2024 and May 27, 2024 for further details). Except for the following additional disclosure, the Company plans to proceed with the Offering as previously announced.

The Warrants include an acceleration provision whereby if the Company’s Common Shares trade at a price equal to or greater than $0.35 for a period of seven (7) consecutive trading days, Trillion may accelerate the expiry of the Warrants.

Trillion may pay a cash finder’s fee to qualified non-related parties of up to 7% of the gross proceeds of the Offering and issue a number of broker warrants (“Broker Warrants”) that is up to 7% of the number of Units sold pursuant to the Offering. Each Broker Warrant will entitle the holder to one (1) Common Share and is exercisable at a price of $0.09 per share for a period of two (2) years from the date of issuance.

The Company previously announced that the Units are being offered pursuant to available prospectus exemptions, including sales to accredited investors. The Company will also make the Offering available to existing shareholders of the Company pursuant to British Columbia Instrument 45-534 - Exemption from Prospectus Requirement for Certain Trades to Existing Security Holders and similar instruments, orders and rules in Canada (the “Existing Shareholder Exemption”) and certain non-accredited subscribers pursuant to British Columbia Instrument 45-536 - Exemption from prospectus requirement for certain distributions through an investment dealer and similar instruments, orders and rules in Canada (the “Investment Dealer Exemption”). In accordance with the requirements of the Investment Dealer Exemption, the Company confirms there is no material fact or material change related to the Company which has not been generally disclosed.

Pursuant to the Existing Shareholder Exemption, the Offering will be further made available to existing shareholders of the Company who, as of the close of business on May 23, 2024, held common shares of the Company (and who continue to hold such common shares as of the closing date). The Existing Shareholder Exemption limits a shareholder to a maximum investment of $15,000 in a 12-month period unless the shareholder has obtained advice regarding the suitability of the investment and, if the shareholder is resident in a jurisdiction of Canada, that advice has been obtained from a person that is registered as an investment dealer in the jurisdiction. If the Company receives subscriptions from investors relying on the Existing Shareholder Exemption exceeding the maximum amount of the Offering, the Company intends to adjust the subscriptions received on a pro rata basis.

First Tranche Closing

Trillion is pleased to announce the closing of the first tranche of the Offering. The Company issued an aggregate of 13,232,373 Units on May 28, 2024 (the “First Tranche”) at a price of $0.09 per Unit for total gross proceeds of $1,190,913.57.

Each Unit consists of one common share (each, a “Share”) and one transferrable common share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.18 per share for a period of two years from the date of issuance.

In connection with the First Tranche closing, Trillion paid an aggregate of $49,860.18 in cash finders’ fees and issued an aggregate of 554,002 Broker Warrants. The Broker Warrants are non-transferable and are exercisable at $0.09 per share for a period of two years from the date of issuance.

The Shares, Warrants and Broker Warrants issued in connection with the First Tranche closing are subject to a hold period until September 29, 2024.

Second Tranche Closing

Trillion is also pleased to announce the closing of the second tranche of the Offering. The Company issued an aggregate of 6,142,223 Units on May 31, 2024 (the “Second Tranche”) at a price of $0.09 per Unit for total gross proceeds of $552,800.07.

Each Unit consists of one common share (each, a “Share”) and one transferrable common share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one additional common share of the Company at a price of $0.18 per share for a period of two years from the date of issuance.

In connection with the Second Tranche closing, Trillion paid an aggregate of $32,602.50 in cash finders’ fees and issued an aggregate of 362,250 Broker Warrants. The Broker Warrants are non-transferable and are exercisable at $0.09 per share for a period of two years from the date of issuance.

The Shares, Warrants and Broker Warrants issued in connection with the Second Tranche closing are subject to a hold period until October 1, 2024.

Insiders of Trillion acquired an aggregate of 800,000 Units in the First Tranche of the Offering (the “Insider Participation”). The Insider Participation is exempt from the valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 Protection of Minority Securityholders in Special Transactions (“MI 61-101”) by virtue of the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101 based on that the fair market value of such Insider Participation does not exceed 25% of Trillion’s market capitalization.

The use of gross proceeds raised from the Offering will be used to pay the costs and cash commissions of the Offering of up to $100,000, pay semi-annual interest on outstanding debentures for $900,000, pay for investor awareness programs for approximately $250,000 and the remainder to working capital, save and accept settling certain debts of the Company for approximately $450,000.

Completion of the Offering is subject to regulatory approval including, but not limited to, the approval of the CSE. The securities issued will be subject to a four-month hold period from the date of the closing of the Offering.

Closing of the next tranche is expected to occur on or about June 12, 2024 or such other dates as the Company may determine, and may be followed by additional closings until the Offering is fully subscribed.

The securities referred to herein will not be or have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About the Company

Trillion Energy International Inc. is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a farmin to earn 50% interest in 3 oil exploration blocks in S.E. Turkiye. More information may be found on www.sedarplus.ca, and our website.

Contact

Brian Park

Corporate Finance

1 403 701 3272

e-mail: info@trillionenergy.com;

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the closing of the Offering, the use of proceeds, and the Company’s ability to obtain necessary approvals from the CSE. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward- looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedarplus.ca, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedarplus.ca, and or request a copy of our reserves report effective December 31, 2023.